EnCana files 2005 year-end disclosure documents
CALGARY, Alberta (February 17, 2006) — EnCana Corporation (TSX, NYSE: ECA) today filed its audited Consolidated Financial Statements for the year ended December 31, 2005 and related Management’s Discussion and Analysis with Canadian securities regulatory authorities. EnCana has also filed its Annual Information Form for the year ended December 31, 2005, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. Copies of these documents may be obtained via www.sedar.com or the company’s website, www.encana.com, or by emailing investor.relations@encana.com.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
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